UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56224

HARVEST HEALTH & RECREATION INC.

(Exact name of registrant as specified in its charter)

1155 W. Rio Salado Parkway, Suite 201

Tempe, Arizona 85281

(480)-494-2261

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Subordinate Voting Shares

Multiple Voting Shares

Super Voting Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Harvest Health and Recreation Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HARVEST HEALTH & RECREATION INC.

Date:	October 13, 2021	By:	/s/ Eric Powers
		Name:	Eric Powers
		Title:	Principal Financial and Accounting Officer